SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                        The United Illuminating Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    910637
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 24, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                    (Continued on the following pages)

                           (Page 1 of 11 Pages)
**FOOTNOTES**

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                         Page 2 of 11
CUSIP No.  901637
  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           American Ranger, Inc.
           52-1488240

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           WC

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                  7    SOLE VOTING POWER
  NUMBER OF            200,000 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               200,000 shares

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           200,000 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.4%

 14        TYPE OF REPORTING PERSON*
           CO, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part its Statement on Schedule 13D dated September 26, 1997, as previously amended by Amendment No. 1 thereto dated December 8, 1997 (the "Prior Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The reporting person purchased an aggregate of 25,000 shares of Common Stock in open market transactions from December 30, 1997 through January 6, 1998. All such transactions are set forth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $1,126,968. The funds to purchase such shares came from the reporting person's working capital.

     On December 24, 1997, David T. Chase, the Chairman of the Board of Directors, President and Treasurer of the reporting person, borrowed 100,000 shares of Common Stock (the "Borrowed Securities") from his wife, Rhoda L. Chase, pursuant to a loan agreement (the "Loan Agreement") dated December 24, 1997 between David T. Chase and Rhoda L. Chase. In exchange for Rhoda L. Chase lending such shares of Common Stock, David T. Chase has agreed to pay quarterly to Rhoda L. Chase a service fee (the "Service Fee") equal to six percent (6%) per annum of the average monthly market value of the Borrowed Securities prorated over the number of days the Loan Agreement is in effect. The terms of the Loan Agreement are more fully described in Item 6 hereof. David T. Chase intends to use his personal funds to pay the Service Fee.

     David T. Chase is a beneficial owner of the 50,000 shares of Common Stock purchased by Rhoda L. Chase in open market transactions from January 7, 1998 through January 22, 1998. All such transactions are set forth on Schedule II hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $2,164,439. The funds to purchase such shares of Common Stock were personal funds of Rhoda
L. Chase. All such shares are held by Rhoda L. Chase in the brokerage account to which her Trading Authorization described in the Prior Schedule 13D relates.

Item 4.   PURPOSE OF TRANSACTION.

     The reporting person is holding the 200,000 shares of Common Stock it owns of record for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for the reporting person's shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. David T. Chase pledged the 100,000 Shares of Common Stock loaned to him by Rhoda L. Chase to secure a loan with Comerica Bank pursuant to a security agreement (the "Security Agreement") dated December 30, 1997. The terms of the Security Agreement are more fully described in Item 6 hereof. The executive officers, directors and controlling persons of the reporting person are each holding the shares of Common Stock owned by them for investment purposes. Such persons reserve the same rights and may make the same evaluations as the reporting person.

     Other than the above, as of the date hereof, the reporting person, its executive officers, directors and controlling persons do not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f)  Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person owns of record and beneficially 200,000 shares of Common Stock, representing approximately 1.4% of the 14,101,291 shares of Common Stock reported to be outstanding as of September 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). As of the date hereof, D.T. Chase Enterprises, Inc. ("DTCE"), the holder of all of the reporting person's outstanding capital stock, does not own any Common Stock. Information with respect to the Common Stock owned by the executive officers, directors and controlling persons of the reporting person and DTCE is set forth on Schedule III hereto, which is incorporated herein by reference, and in the following paragraph.

     In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the (i) 79,000 shares of Common Stock, or 0.6% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Cheryl A. Chase, (ii) 350,000 shares of Common Stock, or 2.5% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Rhoda L. Chase, the mother of Cheryl A. Chase and Arnold L. Chase and the wife of David T. Chase, (iii) 225,000 shares of Common Stock, or 1.6% of the Common Stock reported to be outstanding as of September 30, 1997, owned by Arnold L. Chase, or (iv) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase and her children are the beneficiaries. David T. Chase may be deemed to be a beneficial owner of all of the shares of Common Stock referred to in the immediately preceding sentence.

     (b) The reporting person has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 200,000 shares of Common Stock owned by it.

     Cheryl A. Chase has the sole power to vote and to direct the vote of the 79,000 shares of Common Stock owned by her. Arnold L. Chase has the sole power to vote and to direct the vote of the 225,000 shares of Common Stock owned by him. Cheryl A. Chase and Arnold L. Chase each share the power to dispose or to direct the disposition of their respective shares of Common Stock with David T. Chase.

     As described in greater detail in Item 6 hereof, David T. Chase has the sole power to vote, direct the vote of, dispose of, and direct the disposition of the 100,000 shares of Common Stock he borrowed from Rhoda L. Chase during the term of the Loan Agreement. David T. Chase does not have the shared power to vote or direct the vote of any Shares of Common Stock. David T. Chase shares the power to dispose or to direct the disposition of (i) 250,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase with Cheryl A. Chase,
(iii) 225,000 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford Connecticut 06117. She is not employed. Rhoda L. Chase is a citizen of the United States of America. The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, neither Rhoda L. Chase nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Rhoda L. Chase nor the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person during the past 60 days are set forth on Schedule I hereto, which is incorporated herein by reference. All such transactions were effected in the open market. To the reporting person's knowledge, all transactions in the Common Stock effected by or for the benefit of executive officers, directors and controlling persons of the reporting person and DTCE in the past 60 days are set forth on Schedule II hereto, which is incorporated herein by reference. All such transactions were effected in the open market.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     Each of David T. Chase and, with respect to the (i) 250,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase, Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by such person. As described in greater detail in Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 100,000 shares of Common Stock David T. Chase borrowed from Rhoda L. Chase during the term of the Loan Agreement. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such persons.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     David T. Chase borrowed the Borrowed Securities from Rhoda L. Chase pursuant to the Loan Agreement. Under the terms of the Loan Agreement, David
T. Chase has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Loan Agreement. In exchange for Rhoda L. Chase's lending the Borrowed Securities to David T. Chase, David T. Chase is to pay Rhoda L. Chase the Service Fee. In addition, David T. Chase is to pay to Rhoda L. Chase any cash dividends or distributions declared on the Borrowed Securities during the term of the Loan Agreement. Upon the termination of the Loan Agreement, David T. Chase is to deliver to Rhoda L. Chase securities that are identical in kind and amount to the Borrowed Securities loaned under the Loan Agreement and including all dividends and distributions in the form of stocks, rights, warrants or other securities which UI makes during the term of the Loan Agreement. The Loan Agreement is to terminate December 31, 2001 unless terminated sooner by one of the parties pursuant to the terms of the Loan Agreement.

     David T. Chase has pledged the Borrowed Securities to secure a loan with Comerica Bank ("Comerica") pursuant to the Security Agreement. In connection with the Security Agreement, David T. Chase has executed and delivered to Comerica Securities, Inc. ("CSI"), the brokerage company through which he holds the Borrowed Securities, a Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account (the "Notice to Financial Intermediary") dated December 30, 1997, informing CSI of the pledge and instructing CSI (i) not to sell, transfer or take any other action with respect to the Borrowed Securities until it receives written instructions to the contrary from Comerica and (ii) to follow the instructions of Comerica with respect to the Borrowed Securities.

     The foregoing description of the Loan Agreement, the Security Agreement and the Notice to Financial Intermediary is subject to, and is qualified in its entirety by reference to the Loan Agreement, the Security Agreement and the Notice to Financial Intermediary, each of which is filed as an exhibit to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Loan Agreement

     (2)  Security Agreement

     (3)  Notice to Financial Intermediary

                              SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.



Dated: February 10, 1998       American Ranger, Inc.


                               By: /s/ Cheryl A. Chase
                                   Name:  Cheryl A. Chase
                                   Title: Executive Vice President

                             SCHEDULE I

Transactions in The United Illuminating Company
Common Stock by American Ranger, Inc.

          Date                     Action                     Price                   Shares
        12/30/97                     Buy                     45.130                    1,300
        01/02/98                     Buy                     45.029                    3,700
        01/05/98                     Buy                     45.382                    3,500
        01/06/98                     Buy                     44.945                   16,500
                                                    TOTAL                             25,000

                             SCHEDULE II

             Transactions in The United Illuminating Company
                   Common Stock by Rhoda L. Chase

          Date                     Action                     Price                   Shares
        01/07/98                     Buy                     43.543                    9,500
        01/08/98                     Buy                     43.000                    1,000
        01/09/98                     Buy                     43.392                   14,500
        01/12/98                     Buy                     42.669                    6,000
        01/15/98                     Buy                     42.982                    6,000
        01/16/98                     Buy                     43.813                      500
        01/20/98                     Buy                     43.232                    3,500
        01/21/98                     Buy                     43.228                    7,000
        01/22/98                     Buy                     43.188                    2,000
                                                    TOTAL                             50,000

                              SCHEDULE III

        Directors and Executive Officers of American Ranger, Inc. and
                       D.T. Chase Enterprises, Inc.


      Name              Residence                Principal               Titles At             Aggregate #         Percentage
                   or Business Address          Occupation               American              of Shares of           of
                                              or Employment and         Ranger, Inc.           Common Stock       Common Stock
                                             Title at D.T. Chase                                  Owned              Owned
                                               Enterprises, Inc.

David T. Chase     c/o Chase                  Chairman of the           Chairman of the          800,000{1}          5.7%
                   Enterprises                Board of Directors        Board of Directors,
                   One Commercial Plaza       and President,            President and
                   Hartford, CT 06103         D.T. Chase                Treasurer
                                              Enterprises, Inc.

Arnold L. Chase    c/o Chase                  Executive Vice            Director and             225,000             1.6%
                   Enterprises                President and             Executive Vice
                   One Commercial Plaza       Director,                 President
                   Hartford, CT 06103         D.T. Chase
                                              Enterprises, Inc.

Cheryl A.  Chase   c/o Chase                  Executive Vice            Director,                 79,000             0.6%
                   Enterprises                President,                Executive Vice
                   One Commercial Plaza       General Counsel           President and
                   Hartford, CT 06103         and Director,             Secretary
                                              D.T. Chase
                                              Enterprises, Inc.

John P. Redding    c/o Chase                  Senior Vice               Vice President            None               0.0%
                   Enterprises                President, David
                   One Commercial Plaza       T. Chase Enterprises,
                   Hartford, CT 06103         Inc. and Vice
                                              President, D.T. Chase
                                              Enterprises, Inc.

**FOOTNOTES**

     (1) Includes 250,000 shares owned by Rhoda L. Chase, 225,000 shares owned by Arnold L. Chase, 79,000 shares owned by Cheryl A. Chase and 146,000 shares owned by The Darland Trust as to which David
          T. Chase shares dispositive power, and 100,000 shares borrowed from Rhoda L. Chase pursuant to the Loan Agreement over which David T. Chase may be deemed to have been temporarily transferred sole voting and dispositive power.